

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 4, 2008

Mail Stop 7010

Via U.S. mail

Peter L. Hauser
Chief Executive Officer and Chairman of the Board
Entrx Corporation
800 Nicollet Mall, Suite 2690
Minneapolis, MN 55402

Re: **Entrx Corporation**
        Preliminary Proxy Statement on Schedule 14A
        Filed on October 6, 2008
        File No.: 000-02000

        Schedule 13E-3
        Filed on October 8, 2008
        File No.: 005-15818

Dear Mr. Hauser:

        We have limited our review of your filings to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the proxy statement.

Schedule 13E-3

General

    1. Per General Instruction D.1 of Schedule 13E-3, please note that you were required

       to file your Schedule 13E-3 and your preliminary proxy statement on Schedule 14A at the same time.

2. Since the company is soliciting proxies in favor of the reverse and forward stock splits, it is engaged in this going private transaction. Therefore, revise your Schedule 13E-3 to include the company as a filing person. Please ensure that each filing person signs Schedule 13E-3.

3. Mr. Hauser is listed as a filing person on the Schedule 13E-3, indicating that he is personally engaged in this going-private transaction. Therefore, he must individually address all of the disclosure items in Schedule 13E-3 from his own perspective. Alternatively, and to the extent applicable, he may adopt the analysis and conclusions of another filing party on the Schedule. Instead of providing disclosure as to Mr. Hauser in the Schedule 13E-3 only, revise the proxy statement to provide the disclosure as to him required by Schedule 13E-3 in the disclosure document that will be disseminated to target holders. For example, Mr. Hauser must explain why he personally believes this transaction is fair or unfair to unaffiliated shareholders. Alternatively, he may adopt the analysis and conclusion of the company as to fairness. The disclosure document should also prominently disclose Mr. Hauser's interest in this transaction.

4. Please include on the outside cover page of Schedule 13E-3 the legend required by Rule 13e-3(e)(1)(iii) of the Exchange Act.

5. Please revise your filings to comply with General Instruction C of Schedule 13E-3. Provide the disclosure, if applicable, required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to your directors and chief financial officer of the corporation. For example, please provide the identity and background as to each executive officer and director of the corporation.

6. Your responses to the items of Schedule 13E-3 should reflect the correct sections of the proxy statement which contain the required disclosures. Your response to Item 11 should not be "[n]ot applicable"; it should reference, however, the "Share Ownership of Certain Beneficial Owners" section of the proxy statement on page 16 or any other applicable section where your disclosure is made. Under Items 2, 4 and 12, also state where the disclosure related to Items 1002(b), 1004(e) and 1012(d) of Regulation M-A, respectively, are located. Please revise your responses to Schedule 13E-3 items accordingly.

7. Please revise Item 13 of Schedule 13E-3 to comply with Instruction 3 of this item. In particular, please include a statement that the financial statements are incorporated by reference and identify in the filing the page, paragraph or caption of the matter incorporated by reference.

8. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the required summary financial statements.

Preliminary Proxy Statement on Schedule 14A

General

9. We note that the information contained in Item 3 of your Schedule 13E-3 is not provided in your preliminary proxy statement. Please revise to include such disclosure in the information you ultimately disseminate to security holders. See Rule 13e-3(e) and (f).

10. The sequence of these transactions (reverse stock split followed by a forward stock split) and why you are effecting what may seem to shareholders like two conflicting purposes may be confusing to shareholders. Please explain the reason for the forward split in particular. Include your revised disclosure in the summary section at the forepart of the proxy statement.

11. Describe in detail the board's reservation of the right, in its discretion, to abandon the reverse/forward split prior to the proposed effective date if it determines that abandoning it is in the best interests of the company and the security holders. Disclose how the board will make such determination, including the factors upon which the decisions would be based, and how will it provide notice to security holders of same.

12. Please revise the proxy statement so that the information required by Items 7, 8 and 9 of Schedule 13E-3 appears in a "Special Factors" section toward the beginning of the proxy statement. See Rule 13e-3(e)(1)(ii) of the Exchange Act.

13. We note that in the notice of the meeting you state that one of the purposes of the meeting is to "transact such other business as may properly come before the meeting or any adjournment thereof". If the adjournment of the meeting is intended as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4 of the Exchange Act. Please note that pursuant to Rule 14a-4(c)(7), a proxy may confer discretionary authority to vote on matters incident to the

conduct of the meeting. To the extent applicable, please revise this disclosure and the proxy card. The proxy card should include an additional box so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated. Also provide the information required pursuant to Item 21 of Schedule 14A.

Voting Information, page 1

Who will be soliciting your vote, page 1

14. In accordance with Item 4a-3(i) of Schedule 14A and to the extent applicable, please disclose whether you and The Altman Group entered into a written arrangement regarding solicitation of proxies and describe any other material terms to this arrangement. Clarify whether there is a limit to the out-of-pocket expenses referred to in your disclosure. Additionally, confirm your understanding that all written soliciting materials, including scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A in accordance with Rules 14a-6(b) and (c) of the Exchange Act.

15. See our last comment above. Consider relocating this information to a later part of the proxy statement, after more material information about the terms of the transaction that more directly impacts shareholders, including information about what shareholders will receive if the proposal passes.

What are you voting on?, page 1

16. Here or in the appropriate part of this section, indicate the price per share that shareholders holding less than 500 shareholders will receive.

What is a broker non-vote?, page 3

17. In this section, explain the impact of broker non-votes on the outcome of the vote.

Summary, page 4

Term Sheet, page 4

18. Item 1001 of Regulation M-A requires that the summary term sheet provide the shareholders with sufficient information to understand the essential features and significance of the proposed transaction. Please revise your disclosure to include the following information:

- Whether the company has the financial resources to cash out all fractional shares resulting from the Reverse Split;

- Whether a shareholder owning in the aggregate more than 500 shares but holding the shares in several accounts with less than 500 shares will be cashed out unless he consolidates his accounts prior to the Reverse Split;
- Brief summary of the tax consequences of the transaction;
- A brief statement as to the accounting treatment of the transactions (if you determine that the accounting treatment disclosure is not material, explain why in your response letter);
- Existence of appraisal rights;
- That in a special meeting of the shareholders held in January 28, 2008, a proposal substantially identical to the one presented in this proxy statement did not obtain shareholder approval;
- The role of affiliates in this transaction (and particularly Peter Hauser), including their interest in the company now and going forward if this proposal passes; and
- The percentage of shareholders that have already indicated support for the transaction and whether passage of the Reverse/Forward Split proposal this time around is assured.

For additional guidance, please see Section II.F.2.a. of SEC Release 33-7760.

19. See our last comment above. Here or in appropriate part of the proxy statement, discuss what it means to be a record or registered holder versus a beneficial holder for purposes of the proposed transaction.

20. Pursuant to Item 1001 of Regulation M-A, please include cross-references of the more detailed discussion of the issues you raise in your summary term sheet.

Effects on Shareholders, page 6

21. You disclose the effects on shareholders with fewer than 500 shares and shareholders with more than 500 shares. However, Item 1013(d) of Regulation M-A also requires you to address the impact on "affiliates and unaffiliated security holders." See Item 1013(d) of Regulation M-A.

22. The effects of the Rule 13e-3 transaction upon the filing persons have not been fully explained to the shareholders. For example, please revise your disclosure to include the effect that the Reverse/Forward Split will have upon Mr. Hauser's interest in the net book value and net earnings of the issuer in terms of both dollar amounts and percentages. Please refer to Instruction 3 to Item 1013 of Regulation M-A.

Reasons for the Reverse/Forward Split, page 6

23. Please disclose the reasons why the board is re-visiting this transaction at this time. Please see Item 1013 of Regulation M-A and related Instructions for additional guidance.

Background and Purpose of the Reverse/Forward Split, page 8

24. Please disclose each alternative transaction that the board and each filing person considered and the reasons for their rejection.

25. The third paragraph of your disclosure appears to address Item 10 of Schedule 13E-3 and related Item 1007 of Regulation M-A. Since the special meeting is being called solely for purposes of voting on the Reverse/Forward Split, please explain your statement that the costs in connection with the proxy statement "for this Meeting are only marginally increased by reason of the Reverse/Forward Split". In accordance with Item 1007(a) and (c) of Regulation M-A, please disclose the specific sources and the total amount of funds to be used in the transaction as well as an itemized statement of all expenses incurred or estimated to be incurred in connection with the Reverse/Forward Split.

Fairness of the Reverse/Forward Split, page 11

26. Please expand your disclosure to include a statement by each filing person as to whether each such person believes the Rule 13e-3 transaction to be fair to all unaffiliated shareholders, including those shareholders who will not be cashed out. Refer to Item 1014 of Regulation M-A for guidance, as well as Questions 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

27. Expand the fairness discussion to address the procedural fairness of the transaction. Your revised disclosure should explain why the Company and Mr. Hauser believe the proposed reverse stock split is procedurally fair in the absence of the safeguards listed in Item 1014(c), (d) and (e) of Regulation M-A.

28. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. In that regard, it appears that the discussion of net book value, going concern value and liquidation value are missing or lacking sufficient detail. Please revise your disclosure accordingly. For example, expand your discussion regarding your reference to "uncertainty of future asbestos claims" to more fully support your basis for the belief that the transaction is fair despite the difference between the $.90 book value per share and the Cash-Out Price of $.35. If the board did not consider one or more of the factors listed in Instruction 2, state that and explain in detail why the factor(s) were not deemed material or relevant.

Please refer to Question Nos. 20 and 21 of the Exchange Act Release No.34-17719.

29. Please disclose in greater detail how the $0.35 price per share was determined.

Form of Proxy

30. On the form of proxy and in the proxy statement, you present the reverse and forward stock splits as a single matter that may be voted upon in a single vote. In your response letter, provide your analysis as to why the reverse and forward splits should not be "unbundled" and presented as two separate matters upon which shareholders may express their position. Your analysis should indicate whether applicable state law would allow the forward stock split without shareholder approval. In the alternative, present these matters separately on the proxy card and in the proxy statement. We may have further comments after reviewing your response.

Please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369, Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3444, or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via Facsimile @ (612) 338-0535**

Roger H. Frommelt, Esq.
Felhaber, Larson, Fenlon & Vogt, P.A.
220 South Sixth Street, Suite 2200
Minneapolis, MN 55402